May 18, 2006


By facsimile to (310) 914-8606 and U.S. Mail


Mr. Rudolf W. Gunnerman
Chairman and Chief Executive Officer
SulphCo, Inc.
850 Spice Islands Drive
Sparks, NV 89431

Re:	SulphCo, Inc.
	Registration Statement on Form S-3
	Filed May 3, 2006
	File No. 333-133771
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2005
	Filed April 3, 2006
	File No. 1-32636

Dear Mr. Gunnerman:

      We limited our review of the filings to the issues addressed in our comments. Where indicated, we think that you should revise the filings in responses to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


S-3

General

1. We note that SulphCo, Inc. or SulphCo issued a press release on April 4, 2006 in which it announced that it has signed a master services agreement with Mustang International, L.P. Tell us why SulphCo did not file a current report on Form 8-K to disclose the agreement.

Risk Factors

2. Disclosure in the 10-KSB states that there are material weaknesses in the effectiveness of SulphCo`s disclosure controls and procedures as of the end of the period covered by the report. Advise what consideration SulphCo has given to risk factor disclosure of the material weaknesses in the effectiveness of its disclosure controls and procedures. Alternatively, revise the disclosure in the risk factors section.

Undertakings

3. Delete the undertaking relating to Rule 430A because it is inapplicable to this offering.

4. If SulphCo is relying on Rule 430B or Rule 430C, provide the undertaking specified in Item 512(a)(5) of Regulation S-K.

10-KSB

Item 8A.  Controls and Procedures

5. Disclosure states that SulphCo`s chief executive officer and chief financial officer "concluded that due to a number of material weaknesses the Company`s disclosure controls and procedures may not have been effective as of the end of the period covered by this Report." Given the exception noted, it remains unclear whether SulphCo`s chief executive officer and chief financial officer have concluded that its disclosure controls and procedures are effective.
Revise the disclosure to state in clear and unqualified language the conclusions reached by SulphCo`s chief executive officer and chief financial officer on the effectiveness of its disclosure controls and procedures. For example, if true, you may state that SulphCo`s disclosure controls and procedures are effective including consideration of the identified matters, provided you include appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Alternatively, if true, you may state that SulphCo`s disclosure controls and procedures are not effective, given the identified matters.

6. Disclose in greater detail the nature of the material weaknesses identified in SulphCo`s evaluation of the effectiveness of its disclosure controls and procedures. Disclose the specific steps taken, if any, to remediate the material weaknesses.

7. Disclose when the material weaknesses first began.

8. We note that SulphCo`s disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the specified time periods. Revise to clarify, if true, that SulphCo`s disclosure controls and procedures also are designed to ensure that information required to be disclosed is accumulated and communicated to its management to allow timely decisions on required disclosure. See Exchange Act Rule 13a-15(e).

 Exhibits 31.1 and 31.2

9. We note that SulphCo`s officers included their titles in the first sentence of the certifications. Confirm to us that SulphCo`s officers signed the certifications in their personal capacity.
See
Item 601(b)(31) of Regulation S-B.

Closing

	File amendments to the S-3 and 10-KSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since SulphCo and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from SulphCo in which SulphCo acknowledges that:

* SulphCo is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* SulphCo may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SulphCo provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





   Pamela A. Long
					      Assistant Director

cc:	Samuel S. Guzik, Esq.
	Guzik & Associates
	11355 West Olympic Boulevard, Suite 300
	Los Angeles, CA 90064



Mr. Rudolf W. Gunnerman
May 18, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE